Butterfield Reports Fourth Quarter and Full Year 2024 Results

Financial highlights for the fourth quarter of 2024:
•Net income and core net income1 of $59.6 million, or $1.34 per share
•Return on average common equity of 22.9% and core return on average tangible common equity1 of 25.2%
•Net interest margin of 2.61%, cost of deposits of 1.73%
•Dividend for the quarter ended December 31, 2024 of $0.44 per share
•Repurchases of 1.3 million shares at an average price of $37.42 per share
•New share repurchase authorization for up to 2.7 million common shares

Financial highlights for the full year 2024:
•Net income of $216.3 million, or $4.71 per share, and core net income1 of $218.9 million, or $4.77 per share
•Return on average common equity of 21.4%, and core return on average tangible common equity1 of 24.0%
•Net interest margin of 2.64%, cost of deposits of 1.83%
•Active capital management with aggregate annual dividends of $1.76 per share in addition to repurchases of 4.5 million shares at an average price of $34.58 per share
Hamilton, Bermuda - February 10, 2025: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter and year ended December 31, 2024.
Net income for the year ended December 31, 2024 was $216.3 million, or $4.71 per diluted common share, compared to $225.5 million, or $4.58 per diluted common share, for the year ended December 31, 2023. Core net income1 for the year ended December 31, 2024 was $218.9 million, or $4.77 per diluted common share, compared to $231.5 million, or $4.70 per diluted common share, for the year ended December 31, 2023.
The return on average common equity for the year ended December 31, 2024 was 21.4% compared to 24.2% for the year ended December 31, 2023. The core return on average tangible common equity1 for the year ended December 31, 2024 was 24.0%, compared to 27.0% for the year ended December 31, 2023. The efficiency ratio for the year ended December 31, 2024 was 60.4% compared with 59.8% for the year ended December 31, 2023. The core efficiency ratio1 for the year ended December 31, 2024 was 60.0% compared with 58.1% for the year ended December 31, 2023.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “During 2024, we continued to deliver strong returns through our diversified fee income, low credit risk, Treasury/Agency investment portfolio, and effective capital management. We had an excellent finish to the year with seasonally higher non-interest income, lower funding costs, and a steady net interest margin driving a higher tangible book value per share. The positive

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

performance in the last quarter can also be attributed to the seasonal strength of both Cayman tourism and consumer credit card spend.

"As we position the Bank for sustainable growth in 2025, we continue to manage expenses by expanding our Halifax service center while investing in the technology required to provide an enhanced client experience. Butterfield is committed to increasing shareholder value by returning excess capital, improving our operating efficiency, and exploring offshore bank and fee business acquisitions."

Net income for the fourth quarter of 2024 was $59.6 million, or $1.34 per diluted common share, compared to net income of $52.7 million, or $1.16 per diluted common share, for the previous quarter and $53.5 million, or $1.11 per diluted common share, for the fourth quarter of 2023. Core net income1 for the fourth quarter of 2024 was $59.6 million, or $1.34 per diluted common share, compared to $52.8 million, or $1.16 per diluted common share, for the previous quarter and $55.3 million, or $1.15 per diluted common share, for the fourth quarter of 2023.
The return on average common equity for the fourth quarter of 2024 was 22.9% compared to 20.3% for the previous quarter and 22.5% for the fourth quarter of 2023. The core return on average tangible common equity1 for the fourth quarter of 2024 was 25.2%, compared to 22.5% for the previous quarter and 25.4% for the fourth quarter of 2023. The efficiency ratio for the fourth quarter of 2024 was 58.2%, compared to 60.3% for the previous quarter and 61.7% for the fourth quarter of 2023. The core efficiency ratio1 for the fourth quarter of 2024 was 58.2% compared with 60.2% in the previous quarter and 60.5% for the fourth quarter of 2023.
Net income and core net income1 were up in the fourth quarter of 2024 versus the prior quarter primarily due to higher non-interest income, higher net interest income, and lower provision for credit losses, which were partially offset by higher non-interest expenses.
Net interest income (“NII”) for the fourth quarter of 2024 was $88.6 million, or $0.6 million higher compared with NII of $88.1 million in the previous quarter and $1.7 million higher from $86.9 million in the fourth quarter of 2023. NII was higher during the fourth quarter of 2024 compared to the third quarter of 2024, primarily due to lower cost of deposits and higher investment yields partially offset by lower loan and treasury yields following interest rate cuts by central banks during the quarter. Compared to the fourth quarter of 2023, the increased NII in the fourth quarter of 2024 was primarily due to higher treasury and investment volumes.
Net interest margin (“NIM”) for the fourth quarter of 2024 remained constant with the previous quarter at 2.61% and down 12 basis points from 2.73% in the fourth quarter of 2023. NIM in the fourth quarter of 2024 decreased compared to the fourth quarter of 2023 due to lower treasury and loan yields, partially offset by increased yields on investments.
Non-interest income for the fourth quarter of 2024 was $63.2 million, an increase of $7.2 million from $56.0 million in the previous quarter and $3.2 million higher than $60.0 million in the fourth quarter of 2023. The increase in the fourth quarter of 2024 compared to the prior quarter was due to higher card volume due to seasonality, higher third party volume incentives and higher foreign exchange volume. Non-interest income in the fourth quarter of 2024 was higher than the fourth quarter of 2023 primarily due to higher card volume due to seasonality and volume incentives, and increases in asset management fees, as a result of increased asset valuations and assets under management.
Non-interest expenses were $90.6 million in the fourth quarter of 2024, compared to $88.8 million in the previous quarter and $92.2 million in the fourth quarter of 2023. Core non-interest expenses1 of $90.6 million in the fourth quarter of 2024 were higher than the $88.6 million incurred in the previous quarter and comparable to the $90.4 million incurred in the fourth quarter of 2023. Core non-interest expenses1 in the fourth quarter of 2024 were higher compared to the prior quarter due to higher marketing expenses related to credit card products and increased professional and outside services costs.
Period end deposit balances were $12.7 billion, an increase of 6.3% compared to $12.0 billion at December 31, 2023, primarily due to deposit increases in Bermuda and the Channel Islands. Average deposits were $12.5 billion in the quarter ended December 31, 2024, which is higher than the prior quarter.
Tangible book value per share at the end of the fourth quarter of 2024 is $21.70 per share, slightly lower than $21.90 per share at the end of the prior quarter and an increase over the $19.29 at the end of the fourth quarter of 2023.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on March 10, 2025 to shareholders of record on February 24, 2025. During the fourth quarter of 2024, Butterfield repurchased 1.3 million common shares under the Bank's existing share repurchase program. On December 9, 2024, the Board approved a new share repurchase program to replace its expiring

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

program, authorizing the purchase of up to 2.7 million common shares through to December 31, 2025. The new share repurchase authorization took effect on January 1, 2025.

The current total regulatory capital ratio as at December 31, 2024 was 25.8% as calculated under Basel III, compared to 25.4% as at December 31, 2023. Both of these ratios remain conservatively above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Non-interest income	63.2	56.0	60.0	230.0	212.3
Net interest income before provision for credit losses	88.6	88.1	86.9	351.2	367.0
Total net revenue before provision for credit losses and other gains (losses)	151.9	144.1	146.9	581.2	579.3
Provision for credit (losses) recoveries	(0.3)	(1.3)	(1.7)	(1.7)	(4.5)
Total other gains (losses)	0.1	(0.1)	(0.3)	0.4	3.8
Total net revenue	151.7	142.7	144.9	579.9	578.6
Non-interest expenses	(90.6)	(88.8)	(92.2)	(359.1)	(352.3)
Total net income before taxes	61.1	54.0	52.7	220.8	226.3
Income tax benefit (expense)	(1.5)	(1.2)	0.8	(4.5)	(0.8)
Net income	59.6	52.7	53.5	216.3	225.5

Net earnings per share
Basic	1.37	1.18	1.13	4.80	4.62
Diluted	1.34	1.16	1.11	4.71	4.58

Per diluted share impact of other non-core items [1]	—	—	0.04	0.06	0.12
Core earnings per share on a fully diluted basis [1]	1.34	1.16	1.15	4.77	4.70

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	44,601	45,557	48,099	45,898	49,277

Key financial ratios
Return on common equity	22.9%	20.3%	22.5%	21.4%	24.2%
Core return on average tangible common equity [1]	25.2%	22.5%	25.4%	24.0%	27.0%
Return on average assets	1.7%	1.5%	1.6%	1.6%	1.7%
Net interest margin	2.61%	2.61%	2.73%	2.64%	2.80%
Core efficiency ratio [1]	58.2%	60.2%	60.5%	60.0%	58.1%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents	1,998	1,647
Securities purchased under agreements to resell	1,205	187
Short-term investments	580	1,038
Investments in securities	5,513	5,292
Loans, net of allowance for credit losses	4,474	4,746
Premises, equipment and computer software, net	154	154
Goodwill and intangibles, net	90	99
Accrued interest and other assets	218	211
Total assets	14,231	13,374

Total deposits	12,746	11,987
Long-term debt	99	98
Securities sold under agreement to repurchase	93	—
Accrued interest and other liabilities	273	285
Total liabilities	13,211	12,370
Common shareholders’ equity	1,021	1,004
Total shareholders' equity	1,021	1,004
Total liabilities and shareholders' equity	14,231	13,374

Key Balance Sheet Ratios:	December 31, 2024	December 31, 2023
Common equity tier 1 capital ratio[2]	23.5%	23.0%
Tier 1 capital ratio[2]	23.5%	23.0%
Total capital ratio[2]	25.8%	25.4%
Leverage ratio[2]	7.3%	7.6%
Risk-Weighted Assets (in $ millions)	4,539	4,541
Risk-Weighted Assets / total assets	31.9%	34.0%
Tangible common equity ratio	6.6%	6.8%
Book value per common share (in $)	23.78	21.39
Tangible book value per share (in $)	21.70	19.29
Non-accrual loans/gross loans	1.7%	1.3%
Non-performing assets/total assets	1.1%	1.0%
Allowance for credit losses/total loans	0.6%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED DECEMBER 31, 2024 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2024

Net Income
Net income for the quarter ended December 31, 2024 was $59.6 million, up from $52.7 million in the prior quarter.
The $6.9 million change in net income during the quarter ended December 31, 2024 compared to the previous quarter are attributable to the following:
•$7.2 million increase in non-interest income driven by (i) $6.8 million increase in banking fees from increased card services fees and higher volume and incentives; and (ii) $1.0 million increase in foreign exchange revenue driven by volume;
•$0.6 million increase in net interest income before provision for credit losses driven by lower cost of deposits and higher investment yield, partially offset by lower loan and treasury yields and lower treasury asset volumes;
•$1.0 million decrease in provision for credit losses driven by a commercial real estate facility in Bermuda; and
•$1.9 million increase in non-interest expenses driven by (i) $1.1 million increase in marketing expenses from event costs and sponsorship; and (ii) $0.9 million increase in professional and outside services fees in the current quarter.

Non-Core Items1
There were no non-core items in the fourth quarter of 2024.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

YEAR ENDED DECEMBER 31, 2024 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2023

Net Income
Net income for the year ended December 31, 2024 was $216.3 million, down $9.2 million from $225.5 million in the prior year.
The $9.2 million change in net income in the year ended December 31, 2024 was due principally to the following:
•$17.7 million increase in non-interest income driven by (i) $4.9 million increase in banking fees due to increased card services and wire fees and volume incentives; (ii) $3.9 million increase in asset management fees due to increases in asset valuations and assets under management; (iii) $5.1 million increase in foreign exchange revenue due to higher volumes; and (iv) $3.6 million increase in trust income earned from clients acquired from Credit Suisse;
•$15.8 million decrease in net interest income before provision for credit losses primarily due to increasing deposit costs outpacing yields on interest earning assets;
•$2.8 million decrease in provision for credit losses due to the recognition in 2023 of increased specific provisions, net write-offs and cost associated with the recovery of collateral and lower average loan volume;
•$3.4 million decrease in total other gains (losses) due to a gain realized on the liquidation settlement from a legacy investment in 2023 that was previously written-off;
•$6.7 million increase in non-interest expenses, driven by higher property costs due to increased depreciation on Head Office renovations, higher amortization of intangible assets associated with the 2023 Credit Suisse trust asset acquisition, higher technology and communications driven by increased software maintenance costs and higher professional and outside services for project work. These were partially offset by lower staff-related costs as a result of redundancy expenses recognized in 2023 as part of a group-wide restructuring; and
•$3.8 million increase in income tax expenses due to higher net income in the Channel Islands and the initial recognition of a deferred tax asset in Singapore in 2023.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $2.6 million in the year ended December 31, 2024 compared to expenses, net of gains, of $6.0 million in the prior year. Non-core items for the year relate mainly to (i) fees relating to corporate restructuring; (ii) final costs relating to the acquisition of assets from Credit Suisse; and (iii) costs associated with the departure of a senior executive.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2024 COMPARED WITH DECEMBER 31, 2023
Total Assets
Total assets of the Bank were $14.2 billion at December 31, 2024, an increase of $0.9 billion from December 31, 2023. The Bank maintained a highly liquid position at December 31, 2024, with $9.3 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 65.3% of total assets, compared with 61.0% at December 31, 2023.
Loans Receivable
The loan portfolio totaled $4.5 billion at December 31, 2024, which was $0.3 billion lower than December 31, 2023 balances. The decrease was driven primarily by maturities and prepayments in excess of originations across the residential mortgage portfolios.

The allowance for credit losses at December 31, 2024 totaled $25.7 million, which remains flat compared to $25.8 million at December 31, 2023.
The loan portfolio represented 31.4% of total assets at December 31, 2024 (December 31, 2023: 35.5%), while loans as a percentage of total deposits was 35.1% at December 31, 2024 (December 31, 2023: 39.6%). The decrease in both ratios was attributable principally to a decrease in loan balances and increase in total deposits at December 31, 2024 compared to December 31, 2023.
As at December 31, 2024, the Bank had gross non-accrual loans of $76.7 million, representing 1.7% of total gross loans, an increase of $15.6 million from $61.0 million, or 1.3% of total loans, at December 31, 2023. The increase in non-accrual loans was driven by a commercial facility secured by real estate in Bermuda and residential mortgages in the Channel Islands and UK segment.
Other real estate owned (“OREO”) decreased by $0.5 million compared to December 31, 2023 driven by the sale of a residential property in Bermuda.
Investment in Securities
The investment portfolio was $5.5 billion at December 31, 2024, which was $0.2 billion higher than the December 31, 2023 balances.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.51% during the quarter ended December 31, 2024 compared with 2.39% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio remained relatively flat at $163.3 million, compared with total net unrealized losses of $163.9 million at December 31, 2023.
Deposits
Average total deposit balances were $12.5 billion for the quarter ended December 31, 2024 which is higher than the $12.4 billion in the prior quarter, while period end balances as at December 31, 2024 were $12.7 billion, an increase of $0.8 billion compared to December 31, 2023 and consistent with the prior quarter.

Average Balance Sheet2

	For the three months ended
	December 31, 2024			September 30, 2024			December 31, 2023
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,441.1	36.9	4.25	3,572.7	42.0	4.66	2,603.6	31.0	4.72
Investment in securities	5,457.3	34.5	2.51	5,239.2	31.5	2.39	5,290.5	28.9	2.16
Available-for-sale	2,173.0	15.8	2.89	1,907.3	12.7	2.64	1,798.8	9.1	2.01
Held-to-maturity	3,284.3	18.6	2.25	3,331.9	18.9	2.24	3,491.7	19.7	2.24
Loans	4,573.2	74.1	6.43	4,566.2	76.4	6.64	4,732.5	79.7	6.68
Commercial	1,321.9	21.2	6.36	1,298.9	21.6	6.61	1,374.1	24.4	7.03
Consumer	3,251.3	52.9	6.45	3,267.3	54.8	6.66	3,358.3	55.4	6.54
Interest earning assets	13,471.6	145.5	4.28	13,378.1	150.0	4.45	12,626.6	139.6	4.39
Other assets	429.8	—		421.5			421.6
Total assets	13,901.4			13,799.6			13,048.1
Liabilities
Deposits - interest bearing	9,943.7	(54.4)	(2.17)	9,805.8	(59.7)	(2.41)	9,208.6	(51.2)	(2.21)
Securities sold under agreement to repurchase	97.8	(1.1)	(4.27)	81.9	(0.9)	(4.30)	4.7	(0.1)	(5.64)
Long-term debt	98.7	(1.4)	(5.51)	98.6	(1.4)	(5.52)	98.5	(1.4)	(5.53)
Interest bearing liabilities	10,140.2	(56.8)	(2.22)	9,986.3	(61.9)	(2.46)	9,311.7	(52.6)	(2.24)
Non-interest bearing current accounts	2,509.5	—		2,561.9			2,618.5
Other liabilities	245.3	—		249.6			228.9
Total liabilities	12,895.0			12,797.8			12,159.2
Shareholders’ equity	1,006.4			1,001.9			889.0
Total liabilities and shareholders’ equity	13,901.4			13,799.6			13,048.1
Non-interest bearing funds net of non-interest earning assets (free balance)	3,331.5			3,391.8			3,314.9
Net interest margin		88.6	2.61		88.1	2.61		86.9	2.73
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $131.3 billion and $30.5 billion, respectively, at December 31, 2024, while assets under management were $6.0 billion at December 31, 2024. This compares with $132.4 billion, $30.3 billion and $5.5 billion, respectively, at December 31, 2023.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net income	59.6	52.7	53.5	216.3	225.5
Non-core items
Liquidation settlement from an investment previously written-off	—	—	—	—	(4.0)
Total non-core (gains) losses	—	—	—	—	(4.0)
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	(0.3)	1.5	7.9
Tax compliance review costs	—	—	—	0.3	0.1
Asset acquisition costs	—	—	1.9	—	1.9
Restructuring charges and related professional service fees	—	0.1	0.2	0.8	0.2
Total non-core expenses	—	0.1	1.8	2.6	10.0
Total non-core items	—	0.1	1.8	2.6	6.0
Core net income	59.6	52.8	55.3	218.9	231.5

Average common equity	1,030.0	1,029.2	943.0	1,006.2	931.2
Less: average goodwill and intangible assets	(92.9)	(95.5)	(77.7)	(95.1)	(75.1)
Average tangible common equity	937.2	933.7	865.2	911.1	856.1
Core earnings per share fully diluted	1.34	1.16	1.15	4.77	4.70
Return on common equity	22.9%	20.3%	22.5%	21.4%	24.2%
Core return on average tangible common equity	25.2%	22.5%	25.4%	24.0%	27.0%

Shareholders' equity	1,020.8	1,064.2	1,003.6	1,020.8	1,003.6
Less: goodwill and intangible assets	(89.6)	(96.7)	(98.9)	(89.6)	(98.9)
Tangible common equity	931.2	967.5	904.7	931.2	904.7
Basic participating shares outstanding (in millions)	42.9	44.2	46.9	42.9	46.9
Tangible book value per common share	21.70	21.90	19.29	21.70	19.29

Non-interest expenses	90.6	88.8	92.2	359.1	352.3
Less: non-core expenses	—	(0.1)	(1.8)	(2.6)	(10.0)
Less: amortization of intangibles	(2.2)	(1.9)	(1.4)	(8.0)	(5.7)
Core non-interest expenses before amortization of intangibles	88.4	86.7	89.0	348.5	336.6
Core revenue before other gains and losses and provision for credit losses	151.9	144.1	146.9	581.2	579.3
Core efficiency ratio	58.2%	60.2%	60.5%	60.0%	58.1%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, February 11, 2025 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com